Exhibit 99.1

GOLD RESERVE LTD.

December 12, 2024	TSX.V: GRZ NR-24-22

GOLD RESERVE REPORTS ON RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND ANNOUNCES APPOINTMENT OF ADDITIONAL DIRECTORS

Pembroke, Bermuda – Gold Reserve Ltd. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that, at the annual general meeting of shareholders of the Company (“Shareholders”) held December 12, 2024 (the “Meeting”), Robert A. Cohen, Paul Rivett, James Michael Johnston, Yves M. Gagnon, James P. Tunkey, David A. Knight and Jonathan Howes were elected to the board of directors of Gold Reserve (the “Board”) to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed or their office is otherwise vacated.

In addition to the foregoing, the Shareholders approved the following matters at the Meeting:

(i)	an ordinary resolution authorizing the Board, at any time between the date of the Meeting and the date of the Company’s subsequent annual general meeting, to appoint, at the Board's discretion and at its option, up to an additional three (3) directors to the Board without any further Shareholder approval;

(ii)	the Incentive Plan Resolution (as defined in and described in detail in the management information circular of the Company in connection with the Meeting dated as of November 14, 2024, available under the Company’s profile on SEDAR+ at www.sedarplus.com (the “Circular”)), authorizing the increase in the maximum number of common shares of the Company, par value US$0.01 each (“Common Shares”), issuable under the Company’s 2012 Equity Incentive Plan (the “Plan”) from 9,939,500 to 14,932,307, subject to the other terms and conditions of the Plan;

(iii)	the Conditional Options Resolution (as defined in and described in detail in the Circular), ratifying the grant of 2,500,000 conditional stock options at an exercise price of US$7.00 to Mr. Paul Rivett; and

(iv)	the appointment of CBIZ CPAs P.C. as the independent auditors of the Company until the close of the next annual general meeting, and the authorization of the Board to fix such auditors’ remuneration.

In addition, at the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2023 were duly laid before the Shareholders.

Following the Meeting, the Company appointed two additional and Bermuda-resident directors to the Board, namely Mr. George Thomas and Mr. William DeSilva.

In connection with the appointments of Mr. Thomas and Mr. DeSilva, as well as the election of Mr. Howes, as directors, the Company has granted to each such director 145,000 stock options (the “Options”) under the Plan to purchase up to 145,000 Common Shares. Such grants amount to an aggregate of 435,000 Options to purchase up to 435,000 Common Shares, and were each made on December 12, 2024.

Messrs. Howes, Thomas, and DeSilva’s Options will vest immediately at an exercise price of US$1.63 per Common Share. All of the Options have a maximum term of ten years from the date of grant.

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual events, outcomes or results in Gold Reserve to be materially different from out estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking information or statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking information or statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Ltd., please contact:

Paul Rivett

(800) 625-9550

Rosebank Centre, 5th Floor, 11 Bermudiana Road, Pembroke HM 08, Bermuda investorrelations@goldreserve.bm